UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Financial Engines, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

317485100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317485100	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON Oak Hill Capital Partners, L.P. (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,113,113
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,113,113
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,113
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.53%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 317485100	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON Oak Hill Capital Management Partners, L.P. (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 79,827
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 79,827
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.19%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 317485100	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OHCP GenPar, L.P. (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,192,940
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,192,940
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,192,940
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.72%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 317485100	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OHCP MGP, LLC (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,192,940
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,192,940
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,192,940
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.72%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 317485100	SCHEDULE 13G	Page 6 of 11

Item 1.	(a)	NAME OF ISSUER Financial Engines, Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1804 Embarcadero Road Palo Alto, California 94303

Item 2.	(a)
NAME OF REPORTING PERSONS

Oak Hill Capital Partners, L.P. (“OHCP”);
Oak Hill Capital Management Partners, L.P. (“OHCMP”);
OHCP GenPar, L.P. (“OHCP GenPar”); and
OHCP MGP, LLC (“OHCP MGP” and together with OHCP, OHCMP and OHCP GenPar, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section  13(d)(3) of the Act, although neither the fact of this filing nor anything  contained herein shall be deemed to be an admission by the Reporting  Persons that such a group exists.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON 201 Main Street Suite 1620 Fort Worth, TX 76102

	(c)	CITIZENSHIP OHCP - Delaware OHCMP - Delaware OHCP GenPar - Delaware OHCP MGP – Delaware

	(d)	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 par value per share (the “Common Stock”)

	(e)	CUSIP NUMBER 317485100

CUSIP No. 317485100	SCHEDULE 13G	Page 7 of 11

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.

Item 4.	OWNERSHIP.

OHCP

OHCP beneficially owns an aggregate of 3,113,113 shares of Common Stock, which represents approximately 7.53% of the issued and outstanding shares of Common Stock.  OHCP has the sole power to vote or direct the vote of 3,113,113 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,113,113 shares of Common Stock.

OHCMP

OHCMP beneficially owns an aggregate of 79,827 shares of Common Stock, which represents approximately 0.19% of the issued and outstanding shares of Common Stock.  OHCMP has the sole power to vote or direct the vote of 79,827 shares of Common Stock and the sole power to dispose or to direct the disposition of 79,827 shares of Common Stock.

OHCP GenPar

OHCP GenPar is the sole general partner of both OHCP and OHCMP. As the sole general partner of OHCP and OHCMP, OHCP GenPar beneficially owns an aggregate of 3,192,940 shares of Common Stock, which represents approximately 7.72% of the issued and outstanding shares of Common Stock. As the sole general partner of OHCP and OHCMP, OHCP GenPar has the sole power to vote or direct the vote of 3,192,940 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,192,940 shares of Common Stock.

OHCP MGP

OHCP MGP is the sole general partner of OHCP GenPar. As the sole general partner of OHCP GenPar, OHCP MGP may be deemed to beneficially own an aggregate of 3,192,940 shares of Common Stock, which represents approximately 7.72% of the issued and outstanding shares of Common Stock. As the sole general partner of OHCP GenPar, OHCP MGP may be deemed to have the sole power to vote or direct the vote of 3,192,940 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,192,940 shares of Common Stock.

CUSIP No. 317485100	SCHEDULE 13G	Page 8 of 11

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

CUSIP No. 317485100	SCHEDULE 13G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2011

OAK HILL CAPITAL PARTNERS, L.P.

By: OHCP GENPAR, L.P., its General Partner

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By: OHCP GENPAR, L.P., its General Partner

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

OHCP GENPAR, L.P.

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

OHCP MGP, LLC

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

CUSIP No. 317485100	SCHEDULE 13G	Page 10 of 11

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Financial Engines, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 10, 2011.

OAK HILL CAPITAL PARTNERS, L.P.

By: OHCP GENPAR, L.P., its General Partner

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By: OHCP GENPAR, L.P., its General Partner

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

CUSIP No. 317485100	SCHEDULE 13G	Page 11 of 11

OHCP GENPAR, L.P.

By:	OHCP MGP, LLC, its General Partner

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President

OHCP MGP, LLC

By:	/s/ John R. Monsky
Name:	John R. Monsky
Title:	Vice President